Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated January 15, 2026
to
Prospectus dated April 11, 2025

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. (“FS Credit REIT”) dated April 11, 2025 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 29 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•to disclose the transaction price for each class of our common stock as of February 1, 2026;
•to disclose the calculation of our December 31, 2025 net asset value (“NAV”) per share for all share classes;
•to provide a market update;
•to provide updates to our portfolio and our business;
•to provide an update regarding our financing arrangements;
•to provide an update to the status of our current public offering; and
•to disclose certain updates to our Prospectus.

February 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2026 (and repurchases as of January 31, 2026) is as follows:

Transaction Price (per share)
Class S	$24.8478
Class T	$24.5916
Class D	$24.6437
Class M	$24.7109
Class I	$23.9307
Class F*	$25.1960
Class Y*	$23.9138
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*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The February 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2025. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2025 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2025 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fscreit.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2025.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2025 (dollar amounts in thousands):

Components of NAV	December 31, 2025
Loans receivable	$7,841,820
Investment in real estate	682,631
Mortgage-backed securities held-to-maturity	148,156
Mortgage-backed securities, at fair value	327,850
Cash and cash equivalents	318,374
Restricted cash	33,001
Other assets	106,197
Collateralized loan obligation, net of deferred financing costs	(2,510,160)
Repurchase agreements payable, net of deferred financing costs	(2,666,965)
Credit facility payable, net of deferred financing costs	(1,042,958)
Mortgage note, net of deferred financing costs	(124,700)
Accrued stockholder servicing fees(1)	(1,974)
Other liabilities	(96,216)
Net asset value	$3,015,056
Number of outstanding shares	123,231,011

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of December 31, 2025, we accrued under GAAP $90,972 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2025 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,668,711	$17,114	$9,182	$95,499	$1,189,676	$14,699	$20,175	$3,015,056
Number of outstanding shares	67,157,395	695,928	372,610	3,864,662	49,713,386	583,372	843,658	123,231,011
NAV per Share as of December 31, 2025	$24.8478	$24.5916	$24.6437	$24.7109	$23.9307	$25.1960	$23.9138

Market update
Fed policymakers cut rates by 25 basis points (bps) at their December meeting, representing 75 bps of cuts in 2025 and 175 bps since policymakers began to cut rates in September 2024. Despite the lower-rate environment, the 2-year/10 year Treasury yield curve continued to steepen driven by market’s hawkish interpretation of forward Fed policymaker’s forward guidance. The 2-year Treasury yield fell -1bp in December, to 3.48%, while the 10-year yield climbed 15bps, to 4.17%. Against this backdrop, the Bloomberg U.S. Aggregate Index returned -0.15% in December and is down –0.36% over the last five years amid persistent interest rate volatility.
CRE deal volume softened in November, yet year-to-date activity remains strong.
•November sales totaled $30.1B, down approximately -50% from October with declines across all major property types. Still, YTD volume is up 19% vs. 2024, led by data centers, which have seen a massive 372% YTD increase and CBD office, up 41%.1
•Pricing rose 1.6% YoY in November, driven by industrial (+5.1%) and retail (+3.4%) and offsetting declines in apartments (-1.4%) and CBD office (-1.9%). However, month-over-month prices were flat, signaling recent momentum may be stalling.1
Sentiment surrounding the CRE market remains strong, as the rate backdrop remains supportive. The CREFC CRE Sentiment Index, a quarterly survey that monitors changes in CRE market conditions, jumped in Q3 for the second consecutive quarter and sits at its highest level since Q4 2024. A notable 78% of respondents expect falling mortgage rates and stabilization in cap rates to have a positive impact on CRE finance. None expect a negative impact.
Fundamentals across most property types remain supportive.
•Surging borrowing costs in recent years have suppressed construction activity leading to a sharp reduction in completions in 2025, which should remain in place over the next 2-3 years. Multifamily and industrial completions have seen the largest declines, while supply growth in retail and office has been minimal.
•Meanwhile, net operating income and occupancy levels remain healthy across sectors.
•As noted, even the office market, where weakness persists primarily among older properties that feature fewer modern amenities, appears to be turning a corner. Office sales volume has risen 23% YTD through November, outpacing all other major property types.1
Although property pricing has shown signs of recovery again this year, capital appreciation has yet to return as a meaningful driver of returns.
Against this backdrop, we expect yield and income growth to return as the dominant driver of returns going forward. The need for capital to refinance maturing loans is substantial. Roughly $2 trillion in CRE debt—about a third of all outstanding—will mature by the end of 2027. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance update
FS Credit REIT generated positive total returns across all share classes in December. Distributions paid during the month positively contributed to performance while unrealized depreciation across select equity positions detracted from performance. As a result, FS Credit REIT’s net asset value (NAV) declined by approximately $0.02 per share across all share classes in December.
We are pleased to deliver another strong year of performance for investors in 2025 driven by FS Credit REIT’s consistent level of income and generally stable performance in NAV. As of December 31, 2025, FS Credit REIT has achieved 69 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment.
FS Credit REIT’s excess income (Class I shares) over three-month U.S. Treasury bills has widened by approximately 170 bps since Q2 2024, reaching approximately 400 bps as of December 31, 2025, alongside 175 bps of Fed rate cuts. We take a long-term approach to setting our distribution, considering a range of factors including current and projected base rates, market spreads, portfolio leverage, the pace of capital inflows and the expected timing of potential new originations, paydowns and prepayments.
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(1)    MSCI Real Capital Analytics as of November 2025, latest data available.

Based on our assessment of these factors today, we believe that lowering the distribution by 30 bps across each share class will help support the long-term sustainability of the distribution while continuing to deliver meaningful income above risk-free rates.
Our board of directors approved a change to the distribution rate across all share classes effective with the February 2026 distribution.
•The February distribution will be paid on February 27, 2026 to shareholders of record as of February 26, 2026, in the following amounts: $0.1479 for Class I shares, $0.1415 for Class D share, $0.1415 for Class M shares, $0.1300 for Class S Shares, $0.1300 for Class T shares, $0.1736 for Class F shares and $0.1739 for Class Y shares.
•Based on the February distributions and the respective net asset values as of December 31, 2025, the annualized distribution rate is 7.42% for Class I shares, 6.89% for Class D shares, 6.87% for Class M shares, 6.28% for Class S shares, 6.35% for Class T shares, 8.27% for Class F shares and 8.73% for Class Y shares.
•The tax equivalent distribution rate based on the February distribution and the respective net asset values as of December 31, 2025 is 8.29% for Class I shares, 7.70% for Class D shares, 7.68% for Class M shares, 7.02% for Class S shares, 7.10% for Class T shares, 9.24% for Class F shares and 9.76% for Class Y shares.2
Based on the February 1, 2026 transaction prices, the current annualized distribution rate is 7.72% for Class I shares, 7.19% for Class D shares, 7.17% for Class M shares, 6.58% for Class S shares, 6.65% for Class T shares, 8.57% for Class F shares and 9.03% for Class Y shares.
We met 100% of repurchase requests in December.
Portfolio highlights
In December, we closed on 15 loans totaling approximately $1 billion. Monthly highlights included:
•A $150 million senior loan secured by a 278,000 SF, 20-story, Class A boutique office condominium in Manhattan's desirable Flatiron District. The property is 97% leased (excluding a known vacate) to a diversified mix of tech, fashion, retail, finance, and professional service tenants with a 5.1-year weighted average lease term, extending beyond the life of the four-year loan. The property features boutique floorplates (5,000–20,000 square foot), four private terraces, and two dedicated lobbies, appealing to high-quality, smaller tenants.
•A $58.1 million senior loan secured by a 351-unit Class A multifamily property in Indian Land, SC, along the US-521/I-485 corridor near Charlotte’s top employment hub (Ballantyne, NC). The property was built in 2023 and is 93% leased. It offers modern amenities including an outdoor pool, fitness center and yoga room and co-working space, among others. It benefits from strong absorption driven by attractive submarket fundamentals and limited new supply due to a local development moratorium.
During 2025, we closed on 34 loans totaling approximately $2.4 billion. Originations were underwritten at loan-to-value ratios which we believe were appropriate based on our deep, bottom-up underwriting of the property, geography and borrower, and provide a strong equity cushion beneath our loans.
We maintain a strong, diverse and growing pipeline of senior loans set to close during Q1 2026 as our liquidity position allows us to capitalize on improving commercial real estate (CRE) transaction volume.
Assets on nonaccrual represented 2.65% of the portfolio as of December 31, 2025.3 We are actively working to reduce the non-accruals in a way that we believe can help maximize shareholder value, whether through refinancing the loans, taking ownership of the property or selling the loan to a new buyer.
Entering 2026, we believe the commercial real estate market is at an inflection point, supported by stabilization in property values across sectors, steadily rising transaction volume, strong quarterly improvement in CRE sentiment indices and resilient net operating income growth.
In our view, the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:
•Debt-focused nature of our strategy as we believe forward returns in CRE will largely be driven by income generation compared to price appreciation.
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(2)    The passage of the One Big Beautiful Bill Act on July 4, 2025, made permanent a deduction of up to 20% of qualified REIT dividends for non-corporate investors. The tax-equivalent distribution rate represents the distribution rate required for a fully taxable investment to deliver the same after-tax income as a REIT. For example, assuming a 37% federal tax bracket, the distribution rate (or yield) on a fully taxable investment would need to be 8.63% to match the after-tax income of a REIT with an annualized distribution rate of 7.72%.
(3)    Represents non-accrual debt investments as a percentage of FS Credit Real Estate Income Trust, Inc.’s total debt portfolio.

•Relative level of income above cash yields. The level of excess income our distribution provides over risk-free rates has increased materially on both a nominal and real basis as the Fed has cut short-term rates. In addition, the tax-advantaged nature of our distributions allows individual investors to deduct up to 20% of qualified REIT dividends under Section 199A, resulting in a highly attractive tax-equivalent and after-tax yield that compares favorably with many corporate private credit investments.
•Available liquidity for new investments. We have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—positions us to capitalize on a robust new origination pipeline.
•Continued strong performance of the portfolio. FS Credit REIT has generated positive total returns in 94 out of 95 months; its largest monthly drawdown was just -0.27% in March 2020.
•High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline. We believe this seniority is especially important during market pullbacks. Approximately 85% of FS Credit REIT’s portfolio is comprised of private senior loans that are held to maturity at amortized cost and subject to impairment. Therefore, the net asset value is determined primarily on fundamental value rather than market sentiment.
•Deep experience of Future Standard and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•Geographically diversified composition of our $9.4 billion portfolio, weighted to multifamily properties.
•The long-term nature of our borrowings. Approximately 94% of FS Credit REIT’s borrowings are financed through matched-term facilities, and approximately 78% through matched-term, non-mark-to-market facilities. This financing approach helps stabilize performance across changing rate environments, manage risk and support long-term returns.

Financing Arrangements

FS CREIT Finance NTX-1 LLC
On December 29, 2025, FS CREIT Finance NTX-1 LLC (“NTX-1”), an indirect wholly-owned special-purpose financing subsidiary of FS Credit Real Estate Income Trust, Inc. (“FSCREIT”), entered into a Third Amendment to Master Repurchase and Securities Contract Agreement (the “Repurchase Agreement,” and, together with related documents, the “NTX-1 Facility”) with Natixis, New York Branch (“Natixis”), as buyer. The NTX-1 Facility provides for, among other things, (i) an increase of the maximum facility amount to $200,000,000, with an option to increase up to $400,000,000, (ii) an extension of the reinvestment period to December 29, 2027 and (iii) an extension of the facility termination date to December 29, 2029. In connection with the Repurchase Agreement, FSCREIT reaffirmed its guarantee.
Citibank MRA
On December 30, 2025, FS CREIT Investments LLC (“FS CREIT Investments”) entered into a Master Repurchase Agreement with Citigroup Global Markets Inc. (the “Counterparty”). The agreement establishes the terms under which FS CREIT Investments may engage in repurchase transactions involving securities, including margin maintenance, income payments, and default provisions.

Status of our Offering
We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $350 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 72,371,494 shares of our common stock (consisting of 35,578,445 Class S shares, 34,122,645 Class I shares, 292,574 Class T shares, 326,641 Class D shares, and 2,051,190 Class M shares) in the primary offering for total proceeds of $1.79 billion and (ii) 12,968,648 shares of our common stock (consisting of 6,785,128 Class S shares, 5,708,522 Class I shares, 95,263 Class T shares, 43,233 Class D shares, and 336,502 Class M shares) pursuant to our distribution reinvestment plan for a total value of $319.64 million.

Prospectus Updates
The principal offices of our company and FS Real Estate Advisor are now located at 3025 JFK Boulevard, Suite 500, Philadelphia, PA 19104. As a result, all references to the prior address at 201 Rouse Boulevard, Philadelphia, PA 19112 and hereby updated to the new address. In addition, all references to our website are hereby updated to fscreit.com.

The following supplements the “Operating Information—Distributions” section of our prospectus to disclose distributions since September 30, 2025, including a reduction in the distributions per share as of the February 27, 2026 record date..
The following table reflects the cash distributions per share that we paid on our common stock during the months indicated:

Record Date	Class F	Class Y	Class T	Class S	Class D	Class M	Class I
October 31, 2025	$0.1799	$0.1799	$0.1362	$0.1362	$0.1477	$0.1477	$0.1539
November 30, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
December 31, 2025	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
January 30, 2026	0.1799	0.1799	0.1362	0.1362	0.1477	0.1477	0.1539
February 27, 2026	0.1736	0.1739	0.1300	0.1300	0.1415	0.1415	0.1479